Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
The subsidiaries below are owned by Forest City Realty Trust, Inc. except where a subsidiary's name is indented, in which case that subsidiary is owned by the next proceeding subsidiary whose name is not so indented. Names of certain subsidiaries have been omitted. These excluded subsidiaries, considered in the aggregate, do not constitute a significant subsidiary.

Name of Subsidiary	State of Incorporation/Organization
Forest City Enterprises, L.P.	Delaware
Forest City Properties, LLC	Ohio
Boulevard Mall SPE, LLC	Delaware
Forest City NY Group, LLC	New York
FC 42 Hotel Member LLC	New York
42 Hotel Member LLC	New York
FC Eighth Ave., LLC	Delaware
Forest City TRS, LLC	Delaware
Forest City New York Member, LLC	New York
FC Cactus B2, LLC	Delaware
B2 Hold Co, LLC	Delaware
Atlantic Yards B2 Owner, LLC	Delaware
Forest City Stapleton Land, LLC	Colorado
Stapleton Land, LLC	Colorado
FC Stapleton II, LLC	Colorado